Exhibit 99.5

BITFARMS LTD.

SPECIAL MEETING OF HOLDERS OF SHARES
HELD ON FEBRUARY 4, 2020

Report of Voting Results under Section 11.3 of National Instrument 51-102

The following matter was voted on at the special meeting of holders of common shares of Bitfarms Ltd. (the “Company”) held on February 4, 2020. Details of this matter is set out in the Company’s notice of meeting and management information circular dated January 2, 2020, issued in connection with the meeting.

1.       Approval of Articles of Amendment to Create New Clause of Preferred Shares

A special resolution approving articles of amendment to create a new class of preferred shares was passed by shareholders. The vote was conducted by ballot. The number of shares voted by proxy for or against such resolution was as indicated below:

Votes For	% Votes For	Votes Against	% Votes Against
12,909,909	99.453	70,994	0.547

Dated February 4, 2020.

BITFARMS LTD.

By:	“Ryan Hornby”
Ryan Hornby
General Counsel and Corporate Secretary